# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zumiez Inc, CIK 0001318008
CUSIP: 989817101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4001 204th Street SW, Lynnwood, Washington (WA), 98036
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001959730

## Reporting persons
- Fund 1 Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,322,726; sole dispositive power 0; shared dispositive power 1,322,726; aggregate amount beneficially owned 1,322,726 (6.9% of the class)
  Comment: (Limited Liability Company)

## Item 1. Issuer
Name of issuer: Zumiez Inc
Address of issuer's principal executive offices: 4001 204th Street SW, Lynnwood, Washington, 98036

## Item 2. Person Filing
Name of person filing: Fund 1 Investments, LLC
Address of principal business office or, if none, residence:
100 Carr 115 Unit 1900
Rincon, Puerto Rico 00677
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,322,726
Percent of class: 6.90
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,322,726
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,322,726

Shares reported herein for Fund 1 Investments, LLC are held for the benefit of private investment vehicles for which Pleasant Lake Partners LLC serves as investment adviser. Fund 1 Investments, LLC serves as managing member of Pleasant Lake Partners LLC. Jonathan Lennon serves as managing member of Fund 1 Investments, LLC. Each of Fund 1 Investments, LLC, Pleasant Lake Partners LLC and Mr. Lennon disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

All percentages reported herein with respect to the Reporting Person's holdings are calculated based upon a statement in the Issuer's Annual Report on Form 10-K for the fiscal year ended February 1, 2025, as filed with the Securities and Exchange Commission on March 13, 2025, that there were 19,159,216 shares of Class A Common Stock of the Issuer outstanding as of March 1, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
See Item 4.

In addition, Pleasant Lake Onshore Feeder Fund, LP, a private investment vehicle for which Pleasant Lake Partners LLC serves as investment adviser, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable/Chief Operating Officer (05/15/2025)